                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

            [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 2002
                                             -----------------

                                       OR

            [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

              For the transition period from ________ to ________.

                         Commission file number 1-13380
                                                -------

                     THE OFFICEMAX, INC. 401(K) SAVINGS PLAN

                                 OFFICEMAX, INC.
                             ----------------------
                             (Exact name of issuer)

            3605 Warrensville Center Road, Shaker Heights, Ohio 44122
            ---------------------------------------------------------
               (Address of principal executive offices) (zip code)

                                 (216) 471-6900
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                 OFFICEMAX, INC.

                     THE OFFICEMAX, INC. 401(K) SAVINGS PLAN


         Item 1   Not Applicable

         Item 2   Not Applicable

         Item 3   Not Applicable

         Item 4   Financial Statements of the Plan

                  The Financial Statements of The OfficeMax, Inc. 401(k) Savings Plan for the fiscal year ended December 31, 2002, together with the report of KPMG LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

         Exhibit  See Exhibit Index on page 3 of this report





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                              OFFICEMAX, INC.
                              PLAN ADMINISTRATOR OF
                              THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
                              ---------------------------------------




Date:  June 27, 2003          By:     /s/ Michael F. Killeen
                                 -----------------------------------------------------

                              Michael F.  Killeen
                              Senior Executive Vice President, Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.       Description of Exhibit
-----------       ----------------------
23.1              Independent Auditor's Consent

99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                       Annex A
                                                                         to
                                                                      Form 11-K




THE OFFICEMAX, INC.
401(K) SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2002 AND 2001

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------

                                                                                        Page
                                                                                        ----
Report of Independent Auditors                                                             3

Financial Statements:

         Statements of Net Assets Available for Plan Benefits
         at December 31, 2002 and 2001                                                     4

         Statements of Changes in Net Assets Available for Plan Benefits
         for the year ended December 31, 2002                                              5

         Notes to Financial Statements                                                   6-13

Supplemental Schedules:

         Schedule H, Line 4 (i) - Schedule of Assets (Held at End of Year) -
         December 31, 2002                                                                14

         Schedule H, Line 4 (j) - Schedule of Reportable Transactions
         for the year ended December 31, 2002                                             15



Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

                          INDEPENDENT AUDITORS' REPORT



To the Participants and Administrator of the OfficeMax, Inc. 401(k) Savings Plan


We have audited the accompanying statement of net assets available for benefits of the OfficeMax, Inc. 401(k) Savings Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying statement of net assets available for benefits of the OfficeMax, Inc. 401(k) Savings Plan as of December 31, 2001, was audited by other auditors whose report thereon dated June 14, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i-schedule of assets (held at end of year), Schedule H, line 4j-schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KMPG LLP
-------------
KMPG LLP


Cleveland, Ohio
June 16, 2003

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                             2002                     2001
                                                       ----------------         ----------------
Assets:

Investments                                               $ 30,072,224            $ 27,996,778


Liabilities:

Amounts due for securities                                      -                      139,845
                                                       ----------------         ----------------

Net assets available for
       plan benefits                                     $ 30,072,224             $ 27,856,933
                                                       ================         ================




   The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

Additions:
  Additions to net assets attributed to:
    Interest and dividend income                                            $    608,145

    Contributions:
      Participant                                                              6,308,466

      Employer                                                                 1,602,547

      Rollovers into plan                                                        263,072
                                                                         ----------------
          Total additions                                                      8,782,230
                                                                         ----------------

Deductions:
  Deductions from net assets attributed to:
    Withdrawals and terminations                                               3,938,591

    Administrative expenses                                                       35,336
                                                                         ----------------
          Total deductions                                                     3,973,927
                                                                         ----------------

Net realized and unrealized depreciation
  in the fair value of investments                                            (2,593,012)
                                                                         ----------------

    Net increase                                                               2,215,291

Net assets available for plan benefits:
   Beginning of year                                                          27,856,933
                                                                         ----------------

   End of year                                                              $ 30,072,224
                                                                         ================




   The accompanying notes are an integral part of these financial statements.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 1 - Summary Description of the Plan

The following description of The OfficeMax, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan administered by the Board of Directors of OfficeMax, Inc. (the "Company" or the "Employer"). Since February 1, 2002, the assets of the Plan have been maintained and transactions therein have been executed by Franklin Templeton Bank and Trust, F.S.B. (the "Trustee"). The assets of the Plan are the only assets maintained within the Master Trust. The Plan has elected to report the assets of the Master Trust as Plan assets that are not part of the Master Trust. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

Generally, all full and part-time employees of the Company are eligible to participate in the Plan. Participation dates are January 1, April 1, July 1, and October 1 of each year. Employees are eligible to participate in the Plan on the first participation date on or after three consecutive months of employment with 250 hours of continuous service and attaining age 21. As of January 1, 2000, the Plan was expanded to include resident Puerto Rican employees.

Contributions

Eligible employees may elect to contribute a portion of their compensation consisting of base pay and overtime. Employees may contribute between 2% and 15% of their compensation (employees that are residents of Puerto Rico may contribute between 2% and 10% of their compensation), subject to statutory limitations. Additionally, participants may rollover distributions from other qualified pension or profit sharing plans.


For the years ended December 31, 2002 and 2001, the Employer made matching contributions in the Company's common stock equal to 50% of the first 3% of eligible participant contributions. The amount of Employer contribution made with respect to any plan year, if any, shall be determined solely by action of the Board of Directors.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Participant Accounts

Separate total accounts are established and maintained for each participant in the Plan and consist of the following: i) an employee contribution account; ii) an Employer contribution account; and iii) a rollover account, if applicable. Within each of the accounts listed, separate records are maintained reflecting contributions, investment gains and losses, distributions, loans, withdrawals, and transfers of the portion of each account invested in available funds of the Trustee. The net value of each participant account is established each day the New York Stock Exchange is open for business. Allocations of investment gains and losses are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Employer's matching contribution plus actual earnings or losses thereon is based on years of continuous service as follows.

           Years of Service                Vesting Percentage
           ----------------                ------------------
              Less than 2                           0%
                   2                               50%
                   3                              100%

Investment Options

Participants may direct their contributions in any of the following investment options:

      Franklin Stable Value Fund - A collective investment fund designed to provide a high level of income by investing in high-quality investment contracts issued or sponsored by insurance companies, banks, and other financial institutions.

      PIMCO Total Return II Institutional Fund - Designed to seek maximum total return through the investment of at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities. The fund may invest only in investment grade U.S. dollar denominated securities.

      Franklin Capital Growth Fund - Designed to seek capital appreciation through investments in equity securities diversified across a wide range of industries. The fund may invest in securities of any size market capitalization, including a significant portion of its assets in companies falling within the small-cap and mid-cap ranges.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      Franklin Income Fund - Designed to maximize income while maintaining prospects for capital appreciation. This fund has a diversified portfolio of stocks, bonds and cash equivalents from the United States and abroad, offering the steady income potential of bonds and the growth opportunities of stocks.

      MFS Total Return Fund - Designed to maximize capital appreciation by investing between 40% and 75% of its assets in common stock and related securities. The fund also has a target allocation of 25% of assets in fixed income securities.

      Franklin Balance Sheet Investment Fund - Designed to seek high total return through capital appreciation and income. The fund invests in equity securities of companies that represent intrinsic values not reflected in the company's current market value.

      Gabelli Asset Fund - Designed to provide growth of capital and current income by primarily investing in common stocks, preferred stocks and may also invest in securities which may be converted into common stocks. The fund may also invest in foreign securities.

      Templeton Foreign Fund - Designed to seek long-term capital growth by investing mainly in equity securities of companies located outside the United States, including emerging markets.

      PIMCO Stocks PLUS Institutional Fund - Designed to exceed the total return of the Standard & Poor's 500 by investing under normal circumstances substantially all of its assets in Standard & Poor's 500 derivatives, backed by a portfolio of fixed income instruments. Investments consist of common stocks, options, futures, options on futures and swaps.

      Oppenheimer Global Fund - Designed to seek capital appreciation by mainly investing in common stocks of companies in the United States and foreign companies. The fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.

      OfficeMax, Inc. Common Share Fund - Designed to offer employees the opportunity to invest in the common stock of OfficeMax, Inc., which is listed on the New York Stock Exchange and traded under the symbol OMX. All stock is purchased on the open market at current market prices.

Participants may specify, in 1% increments from 0% to 100%, the percentage of all future contributions to be invested in each investment fund. There is no limit as to the number of changes participants may make to their investment options.

The Plan's mutual fund assets have been maintained and transactions therein have been executed by the Trustee.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Loans to Participants

The Plan includes loan provisions for eligible participants. Participants may borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance. The interest rate on participant loans is equal to the prime rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan is effective plus one percent, and must be repaid in not more than five years.

Current employees pay principal and interest on outstanding loans ratably through payroll deductions. Participants who retire, or are terminated prior to meeting their loan obligation, have the option to pay the outstanding balance in total as of the date of retirement, or termination, or have the loan balance outstanding considered a distribution, subject to applicable tax laws.

Plan Withdrawals and Terminations

Active participants are permitted to withdraw all or a portion of their vested accounts upon attaining the age of 59-1/2.

Participant amounts are payable upon retirement, death or other termination of employment and are made in a lump sum. Payment can be directed to the participant via direct rollover to an IRA or other qualified plan. If a participant's account balance exceeds $5,000, the participant may elect to defer receipt until retirement or such later date as specified by the Plan.

It is possible that a participant will receive less than the aggregate total amount of contributions should the market value of the funds decrease.

Forfeited Accounts

At December 31, 2002 and 2001, forfeited non-vested accounts totaled $76,066 and $20,568 respectively. Forfeited accounts are first applied to restore amounts previously forfeited by participants when required by the Plan and any remaining amounts are used to reduce future Employer contributions.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it reserves the right to do so at any time. In the event of termination of the Plan, the interest of each participant with respect to Company contributions will vest immediately and be non-forfeitable and participants will receive a total distribution of their participant account.

Note 2 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared on the accrual basis in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Investments

Plan investments are stated at fair market value. Mutual fund investments are valued at net asset value, representing the value at which shares of the fund may be purchased or redeemed, which represents fair market value. The loan fund is valued on the basis of undiscounted estimated future receipts. Investments in the OfficeMax Common Stock Fund are valued at the closing price of the Company's Common Shares as reported on the New York Stock Exchange Consolidated Transaction Reporting System.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

The change in the difference between the current fair market value of investments at the end of the year, less the current fair market value of investments at the beginning of the year (or acquisition cost, if acquired during the year), is reflected in the statement of changes in net assets available for plan benefits as net realized and unrealized appreciation (depreciation) in fair value of investments. Gains and losses on investments that were both bought and sold during the year are also included in net realized and unrealized appreciation (depreciation) in fair value of investments.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Payment of Benefits

Withdrawals and terminations are recorded when paid. For the years ended December 31, 2002 and 2001 no withdrawals or terminations were transacted but not yet paid.

Contributions

Employee and Employer contributions are recorded in the period during which the Company makes the related payroll deductions from the Plan participant's earnings.

Administrative Expenses

Under the provisions of the Plan, the Company may elect to pay certain expenses on behalf of the Plan. Such expenses include, but are not limited to, the compensation of consultants, accountants, legal counsel and other specialists. During 2002 and 2001, the Company elected to pay certain of these expenses. In addition, the Plan incurred administrative expenses of $35,336 and $31,339 for the years ended December 31, 2002 and 2001, respectively.

Note 3 - Tax Status of the Plan

The Company received a favorable determination letter from the Internal Revenue Service for the Plan dated September 17, 1996 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the letter and has applied for an updated determination letter of which a response has not yet been received from the IRS. The Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC and therefore, no provision for income taxes has been included in the Plan's financial statements.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


Note 4 - Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                    December 31,                  December 31,
                                                        2002                          2001
                                                 -----------------            ------------------
Franklin Stable Value Fund                           $ 8,310,611                $      -

Franklin Capital Growth Fund                           3,588,811                       -

MFS Total Return Fund                                  2,906,332                       -

PIMCO Stock Plus Institutional Fund                    4,887,209                       -

Dreyfus-Certus Stable Value Fund                          -                          3,795,539

Dreyfus LifeTime Portfolios, Inc. -
Growth and Income Portfolio                               -                          3,552,214

Dreyfus LifeTime Portfolios, Inc. -
Growth Portfolio                                          -                          2,679,352

Dreyfus Disciplined Stock Fund                            -                          5,334,662

Dreyfus New Leaders Fund, Inc.                            -                          5,281,798

OfficeMax, Inc. Common Share Fund
(participant-directed)                                 1,680,857                     1,628,486

OfficeMax, Inc. Common Share Fund
(nonparticipant-directed)                              5,167,652                     3,884,739


During 2002, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

Common Stock                             $   677,425
Mutual Funds                              (3,270,437)
                                         -----------
Total                                    $(2,593,012)
                                         ===========

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 5 - Nonparticipant-Directed Investments

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            Year Ended
                                                         December 31, 2002
                                                         -----------------
Changes in Net Assets:

    Employer contributions                                 $ 1,602,547
    Interest income                                              1,971
    Net realized and unrealized
      appreciation in fair value of
      investments                                              435,208
    Withdrawals and terminations                              (756,813)
                                                           -----------

    Net increase in assets                                 $ 1,282,913
                                                           ===========


Note 6 - Related-Party Transactions

Certain Plan investments and shares of the mutual funds are managed by Franklin Templeton Bank and Trust, the trustee of the Plan. Therefore, transactions in these mutual funds qualify as party-in-interest transactions.


Note 7 - Subsequent Events

As of January 1, 2003, Employees may contribute between 0% and 50% of their compensation, subject to statutory limitations.

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4 (I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                             SECURITY                                                                  CURRENT
      Identity of Issue                    Description                                                Cost (a)          Value
---------------------------------------------------------------------------------------------------------------------------------
Participation in registered        Franklin Stable Value Fund                                                        $ 8,310,611
     investment funds              PIMCO Total Return II Institutional Fund                                              676,738
                                   Franklin Income Fund                                                                  171,159
                                   Franklin Capital Growth Fund                                                        3,588,811
                                   Franklin Balance Sheet Investment Fund                                                825,688
                                   Templeton Foreign Fund                                                                111,383
                                   MFS Total Return Fund                                                               2,906,332
                                   Gabelli Asset Fund                                                                    412,743
                                   PIMCO Stock Plus Institutional Fund                                                 4,887,209
                                   Oppenheimer Global Fund                                                               302,159


Participation in OfficeMax, Inc.   OfficeMax, Inc. Common Share Fund                               $ 6,066,185         6,848,509
     common stock


Participant Loans                  Loans to participants, varying maturity dates, 5.25% - 10.50%                       1,030,882
                                                                                                                   --------------


                                                              TOTAL OF ASSETS (HELD AT END OF YEAR)                 $ 30,072,224
                                                                                                                   ==============


(a) Cost omitted for participant-directed investments in registered investment funds and loans to participants

THE OFFICEMAX, INC. 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4 (J) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

                                                                                 Purchase           Selling           Lease
Identity of Party Involved           Description of Asset                         Price               Price           Rental
--------------------------           --------------------                        --------           -------           ------
Series of Transactions:

Bank of New York                     Dreyfus Certus Stable Value Fund           $    -             $ 3,788,755        $  -
                                     Dreyfus Lifetime Portfolios, Inc. -
                                     Growth and Income Portfolio                $    -             $ 3,540,888        $  -
                                     Dreyfus Lifetime Portfolios, Inc. -
                                     Growth Portfolio                           $    -             $ 2,596,198        $  -
                                     Dreyfus Disciplined Stock Fund             $    -             $ 5,138,203        $  -
                                     Dreyfus New Leaders Fund, Inc.             $    -             $ 5,251,029        $  -

Franklin Templeton Bank
                                     Franklin Stable Value Fund                 $ 4,775,040        $     -            $  -
                                     Franklin Capital Growth Fund               $ 5,247,507        $     -            $  -
                                     MFS Total Return Fund                      $ 3,540,889        $     -            $  -
                                     PIMCO Stock Plus Institutional Fund        $ 7,734,401        $     -            $  -
                                     OfficeMax, Inc. Common Share Fund          $   467,793 (a)    $     4,352 (b)    $  -

                                                                             Expense       Cost of      Current Value      Net
Identity of Party Involved           Description of Asset                    Incurred       Asset         of Asset      Gain/(Loss)
--------------------------           --------------------                    ---------     -------      -------------   -----------

Series of Transactions:

Bank of New York                     Dreyfus Certus Stable Value Fund         $  -        $ 3,788,755    $ 3,788,755    $      -
                                     Dreyfus Lifetime Portfolios, Inc. -
                                     Growth and Income Portfolio              $  -        $ 3,873,414    $ 3,540,888    $ (332,526)
                                     Dreyfus Lifetime Portfolios, Inc. -
                                     Growth Portfolio                         $  -        $ 3,182,712    $ 2,596,198    $ (586,514)
                                     Dreyfus Disciplined Stock Fund           $  -        $ 5,604,128    $ 5,138,203    $ (465,925)
                                     Dreyfus New Leaders Fund, Inc.           $  -        $ 5,912,335    $ 5,251,029    $ (661,306)

Franklin Templeton Bank
                                     Franklin Stable Value Fund               $  -        $      -       $      -       $     -
                                     Franklin Capital Growth Fund             $  -        $      -       $      -       $     -
                                     MFS Total Return Fund                    $  -        $      -       $      -       $     -
                                     PIMCO Stock Plus Institutional Fund      $  -        $      -       $      -       $     -
                                     OfficeMax, Inc. Common Share Fund        $  -        $     2,480    $     4,352    $    1,873





(a)  aggregate of 5 transactions
(b)  aggregate of 1 transaction





Reportable Transactions for the year ended December 31, 2002 represent a series of transactions involving a nonparticipant-directed issue which exceeded 5% of assets available for plan benefits at the beginning of the year.